787 Seventh Avenue New York, NY 10009 Tel: 212-728-8000 Fax: 212-728-9000

April 14, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,044

Dear Ms. Cole:

This letter responds to your comments with respect to iSharesBond Dec 2016 Corporate Term ETF (f/k/a iSharesBond 2017 Corporate Term ETF) (the “Fund”), a series of the Trust, to register shares under the Securities Act of 1933 and Investment Company Act of 1940.

The comments were provided in a telephone conversation on March 31, 2013. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

iSharesBond Dec 2016 Corporate Term ETF

Comment No. 1: Please confirm that there is no need to include Acquired Fund Fees and Expenses (“AFFE”) as a separate line item in the Annual Fund Operating Expenses table.

Response: The Trust respectfully submits that the Fund currently does not anticipate incurring material amounts of AFFE during its first year of operations. If, at a later date, it is determined that the Fund will incur AFFE, the Trust will update the Fees and Expenses table in the Prospectus accordingly.

Comment No. 2: If the Underlying Index is currently concentrated, please disclose the Underlying Index’s concentration.

Response: The Underlying Index may become concentrated from time to time. As disclosed in the Prospectus, the Fund’s investments may be concentrated in a particular industry to the extent the Underlying Index is concentrated. The Fund believes it is more appropriate to disclose the potential of the Underlying Index to become concentrated rather than state a particular industry concentration that may become stale as the Underlying Index is periodically rebalanced. We note that the Fund will publish its current portfolio holdings on the iShares website, allowing investors to assess information regarding the Fund’s investments, including potential concentration in particular industries.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola

P. Jay Spinola

cc:	Ed Baer

Aaron Wasserman

Michael Gung

Joel Whipple